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April 27, 2009

VIA EDGAR                                                    Securian Letterhead

Securities and Exchange Commission
Division of Investment Management
Office of Insurance Products
100 F Street NE
Washington, DC 20549-4644


RE: POST-EFFECTIVE AMENDMENT PURSUANT TO RULE 485(b)
      VARIABLE ANNUITY ACCOUNT
      FILE NUMBER:   333-91784

Dear Ladies and Gentlemen:

The accompanying post-effective amendment to the Registration Statement on Form N-4 for the above-referenced Variable Annuity Account (the "Registrant") is being filed electronically with the Securities and Exchange Commission pursuant to the Commission's EDGAR system. The amendment is being filed pursuant to Rule 485(b) under the Securities Act of 1933 (the "1933 Act"). In that regard, the Registrant requests that this filing become effective May 1,2009.

The Registration Statement is being amended to include updated financial information pursuant to paragraph(b)(4) of Rule 485 and also reflects Staff Comments. I hereby represent, as counsel responsible for preparation of the post-effective amendment, that the amendment does not contain disclosures that would render it ineligible to become effective under paragraph (b) of Rule 485.

Any questions and comments that you may have regarding this filing may directed to the undersigned at (651) 665-3708.

Sincerely,

/s/ Michael P. Boyle

Michael P. Boyle
Senior Counsel